Exhibit 99.2

News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	October 11, 2019

Seabridge Gold Announces Agreement for At-The-Market Offering

Program is part of an existing C$100 million Shelf Registration Statement

Seabridge Gold Inc. (TSX:SEA) (NYSE:SA) (the “Company” or “Seabridge”) announces that it has entered into a Controlled Equity OfferingSM Sales Agreement dated October 11, 2019 (the “Sales Agreement”) with Cantor Fitzgerald & Co. (the “Lead Agent”) and B. Riley FBR, Inc. (collectively with the Lead Agent, the “Agents”). Pursuant to the Sales Agreement, the Company will be entitled, at its discretion and from time-to-time during the term of the Sales Agreement, to sell, through the Lead Agent, such number of common shares of the Company (the “Common Shares”) that would result in aggregate gross proceeds to the Company of up to US$40 million (the “Offering” or “ATM Facility”). Sales of the Common Shares, if any, will be made in “at the market distributions”, as defined in National Instrument 44-102 – Shelf Distributions, directly on the New York Stock Exchange (“NYSE”) or on any other existing trading market in the United States. No offers or sales of Common Shares will be made in Canada through the facilities of the Toronto Stock Exchange or other trading markets

With the Company’s recent completion of a non-brokered C$20.4 million equity financing, there is no immediate intent to utilize the ATM Facility. The program can be in effect until Seabridge’s current and unused C$100 million Shelf Registration Statement expires in June 2021. Net proceeds from the ATM Facility, if any, will be used to advance non-flow through eligible exploration and development of the Company’s projects, potential future acquisitions, and for working capital and general corporate purposes.

The Offering will be made by way of a prospectus supplement dated October 11, 2019 (the “Prospectus Supplement”) to the Company’s existing Canadian short form base shelf prospectus and U.S. registration statement on Form F-10, as amended (File No. 333-229373), dated April 29, 2019 and May 1, 2019 respectively (collectively the “Offering Documents”). The Prospectus Supplement will be filed with Securities Commissions in Canada and the U.S. Securities and Exchange Commission (the “SEC”). The Offering Documents will contain important detailed information about the securities being offered. Before you invest, you should read the Offering Documents and the documents incorporated therein for more complete information about the Company and the Offering. Copies of the Sales Agreement and the Offering Documents will be available for free by visiting the Company’s profiles on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com or the SEC’s website at www.sec.gov, as applicable.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

ABOUT SEABRIDGE

Seabridge holds a 100% interest in several North American gold projects. Seabridge’s principal assets are the KSM Project and Iskut Project located near Stewart, British Columbia, Canada, the Courageous Lake gold project located in Canada’s Northwest Territories and Snowstorm in the Getchell Gold Belt of Northern Nevada. For a full breakdown of Seabridge’s mineral reserves and mineral resources by category please visit Seabridge’s website at http://www.seabridgegold.net/resources.php.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements include, but are not limited to, statements regarding the anticipated offering of Common Shares under the ATM Facility, the proceeds from sales under the ATM Facility, the anticipated use of proceeds from such sales and the Company’s financing options. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, aims, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions, and, being estimates, resource and reserve estimates are also forward-looking statements. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur, including in relation to the use of proceeds from the offering. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company’s December 31, 2018 Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) and the Company’s Annual Report Form 40-F filed with the SEC on EDGAR (available at www.sec.gov/edgar.shtml).

ON BEHALF OF THE BOARD
“Rudi Fronk”
Chairman and CEO

For further information please contact:

Rudi P. Fronk, Chairman and CEO

Tel: (416) 367-9292 • Fax: (416) 367-2711

Email: info@seabridgegold.net